IMMEDIATE RELEASE

ACQUISITION OF CMP GOLD TRUST UNITS

Toronto, January 28, 2008 – In accordance with regulatory requirements, Dundee Corporation  (DC.A – T), announced today that certain of its subsidiaries and affiliates have acquired an aggregate of 856,837 units of CMP Gold Trust (“CMP Gold”), at a price of $10.00 per unit, pursuant to CMP Gold’s initial public offering. Each unit is comprised of one trust unit (“Trust Unit”) and one series A trust unit purchase warrant (a “Series A Warrant”). Each Series A Warrant entitles the holder, upon exercise, subject to the terms described in CMP Gold’s prospectus, to acquire one Trust Unit and one-half of one series B trust unit purchase warrant (each whole series B trust unit purchase warrant, a “Series B Warrant”). Each whole Series B Warrant entitles the holder, subject to the terms described in CMP Gold’s prospectus, to acquire one Trust Unit. These holdings represent an approximate 19.04% interest on an undiluted basis or an approximate 37.03% interest in CMP Gold assuming the conversion of all Series A Warrants and Series B Warrants held.

The position in CMP Gold acquired by Dundee Corporation’s subsidiaries and affiliates are for investment purposes and may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect more than $65 billion under management and administration. Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation's real estate activities are conducted through its 77% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

For further information contact:

Ned Goodman

President & CEO

Dundee Corporation

Telephone:  (416) 365-5665

Joanne Ferstman Executive Vice President & Chief Financial Officer Dundee Corporation Telephone: (416) 365-5010